November 16, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Scott Anderegg
Jennifer López
Amy Geddes
Linda Cvrkel

Re:	NeoGames S.A.

Registration Statement on Form F-1 (File No. 333-249683)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form F-1 (File No. 333- 249683) (as amended, the “Registration Statement”) of NeoGames S.A. (the “Company”) relating to the registration of the Company’s ordinary shares, no par value.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Wednesday, November 18, 2020, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 891 copies of the Preliminary Prospectus of the Company, dated November 12, 2020, from November 12, 2020 through the date hereof, to prospective underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Stifel, Nicolaus & Company, Incorporated

As Representative of the Several Underwriters

STIFEL, NICOLAUS & COMPANY, INCORPORATED
s
	By:	/s/ John Orem
		Name:	John Orem
		Title:	Managing Director

[Signature Page to Acceleration Request]